July 8, 2013

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Mutual Funds, Inc. (the “Registrant”) (File Nos. 002-14213; 811-00816)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on June 14, 2013, regarding Post-Effective Amendment No. 135, filed on May 2, 2013, to the Registrant’s registration statement for the Heritage Fund (the “Fund”).  For your convenience, we restate each of your comments prior to our responses.

PROSPECTUS:

1.
Comment:  In the Principal Investment Strategies description in the Fund Summary section and under “What are the fund’s principal investment strategies?” in the Objectives, Strategies and Risks section, explain the term “price strength” in plain English.

Response:  We added the following language to each of these two sections:  “This means that the portfolio managers favor companies whose securities are the strongest performers compared to the overall market.”

2.
Comment:  Foreign securities are listed among the Principal Risks in the Fund Summary section.  Consider adding disclosure about foreign securities in the Principal Investment Strategies section as well.

Response:  We added the following sentence to the Principal Investment Strategies description in the Fund Summary section: “Also, although the portfolio managers

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
July 8, 2013

intend to invest the fund’s assets primarily in U.S. securities, the fund may invest in securities of foreign companies.”

3.	Comment: Add language to the Tax Information description in the Fund Summary section indicating that fund distributions may be taxed when withdrawn from tax-deferred accounts.

Response:  We added the requested disclosure.  The revised sentence reads as follows:  “Fund distributions are generally taxable as ordinary income or capital gains, unless you are investing through a tax-deferred account such as a 401(k) or individual retirement account (in which case you may be taxed upon withdrawal of your investment from such account).”

4.
Comment:  The Objectives, Strategies and Risks section (page 6) indicates that the Fund “will usually purchase common stocks of companies that are medium-sized and smaller at the time of purchase, but it can purchase other types of securities as well.” Describe the “other types of securities” and also mention such securities in the Fund Summary section if investing in them is a principal strategy.

Response:  We changed the reference to “other types of securities” to “securities of larger-sized companies.”  We also added the revised sentence to the Principal Investment Strategies description in the Fund Summary section.

5.
Comment:  Consider whether investing in the securities of companies located in emerging market countries is a principal investment strategy of the fund.  If so, add appropriate strategy and risk disclosure in the Fund Summary section, and if not, remove the reference to emerging markets from the Objectives, Strategies and Risks section on page 6.

Response:  Investment in securities of companies located in emerging markets is not a principal strategy of the fund.  Accordingly, we removed the reference to emerging markets from the prospectus.

6.
Comment:  The last sentence of page 8 states: “A discussion regarding the basis for the Board of Directors’ approval of the fund’s investment advisory agreement with the advisor is available in the fund’s report to shareholders dated October 31, 2012.”  Specify whether the report referenced is an annual or semiannual report.

Response:  We revised the disclosure to refer to the “annual” report dated October 31, 2012.

Ms. Karen Rossotto
July 8, 2013

STATEMENT OF ADDITIONAL INFORMATION (“SAI”):

7.
Comment:  The Fundamental Investment Policies table indicates that a fund may not issue senior securities “except as permitted under the Investment Company Act.”  Add disclosure explaining what is permitted by the Investment Company Act.

Response:  We added the following language after the Fundamental Investment Policies table:  “For purposes of the funds’ investment policy relating to senior securities, as examples, when a fund enters into futures contracts, options and currency forwards, it will segregate assets to cover such obligations at levels consistent with the guidance of the SEC and its staff.”  This language is consistent with disclosure previously agreed upon in consultation with Ms. Rossotto in connection with the staff’s review of Post-Effective Amendment No. 53, filed on January 24, 2012, to the Registration Statement of American Century World Mutual Funds, Inc.

8.
Comment:  Add language to the Fundamental Investment Policies section indicating that municipal bonds issued to finance a specific project will be characterized as though they were from the industry from which the revenue is derived.

Response:  We are not aware of any requirement under the Investment Company Act of 1940, the rules promulgated thereunder or Form N-1A requiring such disclosure.  We are also unaware of any support for this interpretation in the historical views of the staff of the Division of Investment Management (the “Staff”) with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A (“Guide 19”) or Investment Company Act Release IC-9785 (May 31, 1977) (“Release IC-9785”).

Guide 19 and Release IC-9785 both state that a fund’s statement of policy regarding concentration of investment in an industry or group of industries “is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”  Furthermore, “[a]ny intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.”  The Registrant believes its current disclosure complies with this authority.

Notwithstanding the exclusion of government issued bonds from a fund’s concentration policy, it has been the Staff’s view (as expressed in Guide 19 and Release IC-9785) that “appropriate disclosure is necessary” when a substantial amount of a fund’s investments are related in such a way that a development or change affecting one security would likewise affect the other securities.  For example,

Ms. Karen Rossotto
July 8, 2013

if a fund invests 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects, a fund should disclose this fact and include appropriate risk disclosure.  Additionally, if a fund invests 25% or more of its assets in industrial development bonds, this fact should also be disclosed.  Because the Heritage Fund has no present intention to invest its assets as described by either of these examples (nor does any other series of the Registrant included in this SAI), we do not believe that any additional disclosure regarding the Fund’s concentration policy is required.  In the unlikely event that the Fund’s assets are invested in the manner described by either of these examples, appropriate disclosure would be added to the SAI.  In light of the foregoing, we respectfully decline the staff’s comment.

9.	Comment: In the Disclosure of Portfolio Holdings, Additional Safeguards section, explain how conflicts of interest relating to portfolio holdings disclosure are addressed.

Response:  We added the following sentence as a separate paragraph in the Additional Safeguards section: “Occasionally, an unusual request for portfolio holdings or characteristics may create a potential conflict of interest that is not addressed by the safeguards described above.  Such requests may only be granted with the approval of the advisor’s legal department and the relevant chief investment officers.”

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary